JENNISON SECTOR FUNDS, INC.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102-4077

September 26, 2005

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, DC 20549,

Re:	Jennison Sector Funds, Inc.
Registration Statement on Form N-14
File No. 333-125346; 811-03175

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of its registration statement on Form N-14 (File No. 333-125346), as initially filed on May 27, 2005 and amended on June 10, 2005 (as amended, the “Registration Statement”).  The Registration Statement has been declared effective but no securities have been issued or sold pursuant thereto.

The Registrant has determined that in light of the change in the portfolio manager of the Registrant’s Technology Fund series, it will not proceed at this time with the offering contemplated by the Registration Statement and is requesting withdrawal of the Registration Statement.

No fee has been paid by the Registrant in connection with this Registration Statement.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Ms. Claudia DiGiacomo (telephone:  (973) 802-5032 Fax (973) 367-6349.

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Jennison Sector Funds, Inc.

By:	/s/ Jonathan D. Shain
Name: Jonathan D. Shain
Title: Assistant Secretary